VALUED ADVISERS TRUST

PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

BRC Large Cap Focus Equity Fund

Advisor Class

WHEREAS, This Plan of Distribution (this “Plan”) has been adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) by Valued Advisers Trust (the “Trust”) for shares of the Trust’s series portfolios (the “Funds”), that are listed on Schedule A hereto. This Plan has been approved by a majority of the Trust’s Board of Trustees, including a majority of the trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of this Plan (the “12b-1 Trustees”), by votes cast in person at a meeting called for the purpose of voting on this Plan.1 This Plan shall operate as a compensation Plan, which means that the fees payable pursuant to this Plan shall be paid regardless of the amount of expenses actually incurred in providing the services contemplated hereunder. All expenses incurred by the Distributor and others, such as broker-dealers (the latter referred to herein as “Financial Intermediaries”), in excess of the amount paid by the Funds under the Plan will be borne by such persons without any reimbursement from the Funds.

NOW THEREFORE, This Plan provides that:

1.	Subject to the limits on payments under this Plan set forth herein, or in any annual budget approved by the Trust and Unified Financial Securities, Inc. (the “Distributor”), the Trust shall pay to the Distributor and/or Financial Intermediaries, the amounts called for under this Plan. Such payments shall be applied by the Distributor and/or Financial Intermediaries for all expenses incurred by such parties in the promotion and distribution of the Funds’ shares. For this purpose, expenses authorized under this Plan include, but are not limited to, printing of prospectuses and reports used for sales purposes, expenses of preparation of sales literature and related expenses, advertisements, salaries and benefits of employees involved in sales of shares, telephone expenses, meeting and space rental expenses, underwriter’s spreads, interest charges on funds used to finance activities under this Plan, and other distribution-related expenses, as well as any service fees paid to securities dealers or others who have executed an agreement with the Trust or its affiliates.

2.	The Funds will pay the Distributor and/or Financial Intermediaries 0.25% per annum of the average daily net assets of the Fund’s Advisor Class shares (the “Distribution Fee”). Of the Distribution Fee, the Trust may pay up to 0.25% of the average daily net assets of the Fund’s Advisor Class shares for shareholder services. Shareholder servicing fees are paid for providing services to customers, which may include, but are not limited to, one or more of the following shareholder support services: (i) aggregating and processing purchase and redemption requests and placing net purchase and redemption orders with the Distributor; (ii) processing dividend payments from the Fund; (iii) providing sub-accounting or the information necessary for sub-

1.	In its consideration of this Plan, the Board of Trustees considered the proposed schedule and nature of payments under this Plan. The Board of Trustees concluded that the proposed payments to be made to the Trust’s principal underwriter, Unified Financial Securities, Inc. (the “Distributor”), for distribution expenses under this Plan are fair and not excessive. Accordingly, the Board of Trustees determined that this Plan should provide for such payments and that adoption of this Plan would be prudent and in the best interests of the Trust and each Fund’s shareholders. Such approval included a determination that in the exercise of their reasonable business judgment and in light of their fiduciary duties, there is a reasonable likelihood that this Plan will benefit the Trust, each Fund and each Fund’s shareholders.

accounting; (iv) providing periodic mailings to customers; (v) providing customers with information as to their positions in the Fund; and (vi) responding to customer inquiries. The amount so paid shall be accrued daily, and payment thereon shall be made monthly by the Trust.

3.	The Distributor may use all or any portion of the Distribution Fee received pursuant to this Plan to compensate securities dealers who have engaged in the sale of the Funds’ shares or in shareholder support services with respect to the Funds pursuant to agreements with the Distributor or to pay expenses associated with other activities authorized under paragraph 1 herein.

4.	The Distributor shall collect and disburse payments made under this Plan, and shall furnish to the Board of Trustees of the Trust for its review on a quarterly basis, a written report of the monies reimbursed to the Distributor and others under this Plan, and shall furnish the Board of Trustees of the Trust with such other information as the Board may reasonably request in connection with the payments made under this Plan in order to enable the Board of Trustees to make an informed determination of whether this Plan should be continued.

5.	This Plan, or any agreements entered into pursuant to this Plan, shall continue in effect for a period of more than one year only so long as such continuance is specifically approved at least annually by the Trust’s Board of Trustees, including the 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on this Plan, or any agreements entered into pursuant to this Plan.

6.	This Plan, or any agreements entered into pursuant to this Plan, may be terminated at any time with respect to a Fund, without penalty, by vote of a majority of the outstanding voting securities of the shares of such Fund, or by vote of a majority of the 12b-1 Trustees, on not more than sixty (60) days’ written notice. Agreements entered into pursuant to this Plan shall terminate automatically upon their assignment.

7.	This Plan and any agreements entered into pursuant to this Plan may not be amended to increase materially the amount to be spent by the Trust for distribution pursuant to paragraph 2 of this Plan without approval by a majority of the applicable Fund’s outstanding voting securities.

8.	All material amendments to this Plan, or any agreements entered into pursuant to this Plan, shall be approved by the Board of Trustees, including a majority of the 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on any such amendment.

9.

So long as this Plan is in effect, the selection and nomination of the Trust’s trustees who are not interested persons of the Trust, as that term is defined in the 1940 Act, shall be committed to the discretion of the 12b-1 Trustees.[2]

2.	It is the current position of the U.S. Securities and Exchange Commission that a Trust adopting a plan pursuant to Rule 12b-1 under the 1940 Act commit to having a majority of its Board of Trustees comprised of trustees who are not interested persons of the Trust. The Trust currently complies with such provision and has undertaken to comply with such provision of Rule 12b-1 so long as it is in effect.

SCHEDULE A

to the

PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

Dated December 11, 2012

Funds

BRC Large Cap Focus Equity Fund – Advisor Class

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